Dimensional

January 31, 2014

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Monique Botkin

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Monique Botkin:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 168/169 to the Registration Statement of the Registrant (the “Amendment”) relating to the Dimensional Retirement Fixed Income Fund IV (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please provide the maturity range of the Portfolio.

                                Response.  The maturity range of the Portfolio is already disclosed on page 2 of the prospectus under the “Principal Investment Strategies” section.

2.           Comment.  Please confirm whether there is a limitation on the percentage of assets that the Portfolio may invest in foreign securities.

                                Response.  The Portfolio does not have a limitation on the percentage of assets that it may invest in foreign securities.

3.           Comment.  Please confirm that the Portfolio will not be investing in emerging markets.  If the Portfolio will be investing in emerging markets, please disclose this fact with appropriate risk disclosure.

Response.  The Portfolio does not intend to invest in issuers in emerging markets at this time.

U.S. Securities and Exchange Commission
January 31, 2014

4.           Comment.  Please include disclosure under the “Principal Investment Strategies” section stating that the Portfolio seeks to invest in investment grade securities.

Response.  The requested revision has been made.

5.           Comment.  Please include disclosure under the “Principal Investment Strategies” section regarding the use of derivatives to protect against inflation.

                                Response.  The requested revision has been made.

                                6.          Comment.  Please confirm that the disclosure related to derivatives included in the “Principal Investment Strategies” section of the prospectus conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).

Response.  The Registrant believes that the Portfolio’s derivative disclosure meets the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and the how such derivatives will be used in connection with the Portfolio’s principal investment strategies.

7.           Comment.  In the summary section of the prospectus, please include the disclosure required by Item 8 of Form N-1A relating to financial intermediary compensation.

Response.  The Portfolio omits the information required by Item 8 of Form N-1A in its prospectus because neither the Portfolio nor its related companies pay financial intermediaries for the sale of fund shares or related services with respect to the Institutional Class shares of the Portfolio.

8.           Comment.  Please update the reference to the “Financial Services Authority” in the “Management of the Fund-Sub-Advisors” section of the prospectus to reflect the new name of the relevant organization.

Response.  The requested revision has been made.

9.           Comment.  In regard to the “Exchange of Shares” section of the prospectus, please confirm that the Registrant does not currently intend to impose an administrative fee on exchanges in order to cover the costs incurred in processing an exchange.  Also, please confirm that if a fee is charged in the future it will be disclosed in the prospectus prior to the fee being charged.

Response.  The Registrant does not currently intend to impose an administrative fee on exchanges in order to cover the costs incurred in processing an exchange.  If an administrative fee is charged in the future, the Registrant will disclose the fee in the prospectus prior to charging the fee.

U.S. Securities and Exchange Commission
January 31, 2014

10.           Comment.  Please confirm that when the Portfolio enters into a swap agreement it will segregate assets in accordance with the SEC’s previous guidance.

Response.  Information regarding how the Portfolio will segregate assets when entering into swap agreements is provided on page 4 of the statement of additional information (“SAI”).  Specifically, the disclosure states:

…with respect to swap contracts that provide for the netting of payments, the net amount of the excess, if any, of the Portfolio’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions. With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

11.           Comment.  Please update any applicable information and references in the SAI to be as of the most recently completed fiscal year.

Response.  The requested revisions have been made.

12.           Comment.  Please confirm that the Portfolio’s portfolio managers do not manage any accounts with performance based fees.

Response.  The Portfolio’s portfolio managers do not manage any accounts with performance based fees.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 31, 2014

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O, Esq.
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.